UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40004

Cloopen Group Holding Limited

(Exact name of registrant as specified in its charter)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86 (10) 6477 5680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.0001 per share

American Depositary Shares, each representing six Class A ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Cloopen Group Holding Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cloopen Group Holding Limited

Date: October 29, 2026
	By:	/s/ Yipeng Li
	Name:	Yipeng Li
	Title:	Chief Financial Officer